Exhibit 99.140

NEXTECH AR SOLUTIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2019

Dated: March 25, 2020

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on December 31, 2019. This MD&A has been prepared with an effective date of March 25, 2020.

This MD&A for the year ended December 31, 2019 should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2019. The financial information presented in this MD&A is derived from our annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures such as “Adjusted EBITDA”. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited.

Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our annual consolidated financial statements and the related notes thereto as at and for the year ended December 31, 2019. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures in the “Reconciliation of Non-IFRS Measures” section of this MD&A.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding our revenue, expenses and operations;

●	our anticipated cash needs and its needs for additional financing;

●	our plans for and timing of expansion of our solutions and services;

●	our future growth plans;

●	the acceptance by our customers and the marketplace of new technologies and solutions;

Management’s Discussion and Analysis

●	our ability to attract new customers and develop and maintain existing customers;

●	our ability to attract and retain personnel;

●	our expectations with respect to advancement in our technologies;

●	our competitive position and our expectations regarding competition;

●	regulatory developments and the regulatory environments in which we operate; and

●	anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Readers should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

●	We have incurred operating losses in the past and may incur operating losses in the future.

●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

●	We are subject to fluctuations in currency exchange rates.

●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

Management’s Discussion and Analysis

●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

●	Our growth is dependent upon the continued development of our direct sales force.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.

●	The use of open source software in our products may expose us to additional risks and harm our intellectual property.

●	We may not receive significant revenue as a result of our current research and development efforts.

●	Because our long-term success depends, in part, on our ability to continue to expand the sales of our solutions to customers located outside of North America, our business will be susceptible to risks associated with international operations.

●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

●	We are subject to taxation in various jurisdictions and the taxing authorities may disagree with our tax positions.

●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly- acquired companies or businesses may adversely affect our financial results.

●	The market price for our common shares may be volatile.

●	We may issue additional common shares in the future which may dilute our shareholders’ investments.

●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

OVERVIEW

NexTech is a leading provider of Augmented Reality (“AR”) solutions that incorporate Artificial Intelligence (“AI”) in the three dimensional (3D) spatial computing industry. NexTech represents a first-mover opportunity in the augmented reality space with the creation of a transformational patent-pending AR/AI eCommerce solution to help businesses drive greater online growth. We anticipate dramatic growth in our ecommerce, education and entertainment business lines across many market verticals. Our technology is driving market-wide Augmented Reality helping our customers increase product awareness, online sales, brand loyalty, and measurable Return on Investment (“ROI”).

The Company was incorporated on January 12, 2018. NexTech is one of the first publicly traded “pure-play” AR company and began trading on the Canadian Securities Exchange on October 31st, 2018. NexTech is focusing on several key multi-billion-dollar verticals. NexTech has a multi-pronged strategy for growth. These strategies include growth through acquisitions, growth through e-commerce and growth of its omni-channel AR SaaS platform called ARitize.

Our ARitize™ eCommerce platform is the first truly cross-solution, browser-based, web-enabled AR eCommerce option to the global eCommerce market. This platform is integrated with Shopify, WordPress and Magento and built for scale and mass adoption enabling small and large eCommerce sites to integrate Augmented Reality into the shopping experience with just a simple line of embed code. No developer or special programming skills are needed.

Management’s Discussion and Analysis

NexTech University launched in June 2019, is an app-based solution that allows companies and educational establishments to leverage all of their existing 2D assets – YouTube videos, PDF documents, PowerPoint decks, images, etc.—and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

NexTech Studios creates branded entertainment and immersive 360 experiences that allow users to experience events as if they were “there, without being there.”

NexTech 3D/AR-360 Advertising Platform will be the industry’s first end-to-end solution allowing NexTech to leverage its 3D asset creation into 3D/AR ads.

ARitize360 (previously CaptureAR) is NexTech’s revolutionary AR technology which makes 3D augmented reality creation accessible to everyone who owns a smartphone and for any product. With ARitize360, you can easily and quickly convert your real-world products into a 3D/AR web format and use the power of AR to drive more online sales.

The company operates two ecommerce businesses that were acquired in the early stages of the company’s history. These profitable businesses were further enhanced with AR capabilities and our overall technology solutions. The use of our technology greatly increased conversions and refinement of the go-to-market strategy to significantly increase revenues. What has been invaluable to the Company is the opportunity to utilize these businesses as our test market for our technology to refine our offerings. The overall effect is that these businesses are able to generate cash flow to further fund the research and development of our technology.

SELECTED HIGHLIGHTS FOR THE YEAR

During the seven months ended December 31, 2019, and up to the date of this report the Company:

●	Achieved a technological breakthrough that enables dynamic photo-realistic 3D renderings of complicated objects in web-based AR platform for Android, iOS devices and Mac and Windows computers;

●	Launched ARitize University, an application-based solution that allows companies and educational establishments to leverage all of their existing two-dimensional (2D) assets such as YouTube videos, PDF documents, PowerPoint decks, images, etc. and then overlay immersive three dimensional augmented reality (3D-AR) experiences on top of the original 2D content to create 3D interactive training experience that enhances the learning process;

●	Built advertisements that passed Google’s 3D validation tool;

●	Developed a proprietary Augmented Reality analytics dashboard to track Augmented Reality product interactions and conversions to sales for e-commerce;

●	Released AR Ecommerce integration with Magento 2.0 and Facebook Messenger;

●	Launched a Virtual Reality (“VR”) commerce division to further complement Augmented Reality offering;

●	Entered into partnership with Jolokia for Augmented Reality in live streaming, video training industry;

●	Entered into partnership for Augmented Reality on Poplar’s campaign creation platform;

●	Launched three-dimensional advertising network (“3D/AR Ad Network”);

●	Appointed Kashif Malik as the new Chief Financial Officer and Director;

●	Issued $985,500 of convertible debentures with an interest rate of 9% and convertible into common shares at $0.60 per share.

●	Completed four private placements for gross proceeds of $4,675,779.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

Our revenue consists of software-as-a-service (“SaaS”) revenue from technology services and sales of products through various channels including E-Commerce.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

Selling and marketing expenses

Selling and marketing expenses consist primarily of personnel and related costs for our sales and marketing teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, and trade show and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, developing partners, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of ARitize. We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources and internal information system support, as well as legal, accounting and other professional fees. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	Seven months end	Twelve month ended
	December 31,	May 31,
Years Ended	2019	2019
Financial Results
Total revenue	$4,003,660	$2,002,365
Gross Profit	2,347,904	976,587
Net loss for the year	(5,297,134)	(4,667,549)
Adjusted EBITDA(1)	(2,346,526)	(3,642,330)
Net loss per common share - basic and diluted	$(0.10)	$(0.11)

Financial Position
Working capital	3,333,527	(10,033)
Total assets	8,636,863	7,847,463
Non-current liabilities	96,956	193,435

(1)	Adjusted EBITDA are non-IFRS measures. See “Reconciliation of Non-IFRS Measures below

RECONCILIATION OF NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA represents profit adjusted to exclude our equity compensation plans, income tax expense, depreciation, amortization, impairment, foreign exchange loss (gain) and net financing (income) expense. We use Adjusted EBITDA to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of performance. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements.

We have reconciled Adjusted profit and Adjusted EBITDA to the most comparable IFRS financial measure as follows:

	Seven months end	Twelve month ended
	December 31,	May 31,
Years Ended	2019	2019
Net Loss	$(5,297,134)	$(4,667,549)
Share-based compensation	391,148	750,884
Deferred income tax recovery	96,479	15,971
Amortization	190,018	124,339
Depreciation	21,720	27,944
Foreign exchange loss (gain)	43,489	(109,414)
Impairment	2,207,750	194,444
Financing expense	-	21,051
Adjusted EBITDA	(2,346,530)	(3,642,330)

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Four Months Ended December 31, 2019

For the four months ended December 31, 2019, the Company had a net loss of $3,977,907 or $0.08 per share compared to a loss of $714,783 or $0.02 per share for the three month quarter ended November 30, 2018. The results for the quarters ended December 31, 2019 and November 30, 2018 are not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019 and having a significant growth of the Company in the fiscal period. In 2019, the Company had significant revenue and corresponding cost of sales from its newly developed Ecommerce segment whereas in the prior period the revenue and cost of sales was primarily from the technology applications portfolio. General and administrative, research and development, and sales and marketing costs all increased. At November 30, 2018 the company had only been in existence for eleven months. The increase in these costs can be attributed to the company continuing to grow and scale with drivers such as: headcount, professional services, consultants, office rents, insurance, legal and accounting.

Seven months ended December 31, 2019

During the current period, the company elected to change its financial year-end from May 31 to December 31 so that fiscal year and quarterly filings coincided with calendar quarters. As a result of the change, the current period presented is seven months ending December 31, 2019. As a result of this change, the amounts presented are not entirely comparable to the prior period for the year ended May 31, 2019.

Revenue for the seven months ended December 31, 2019, revenue was $4,003,660 compared to the twelve months ended May 31, 2019 $2,002,365 representing a 100% increase period over period. The increase is attributed to increased conversions in the E-commerce segment and sales and marketing efforts to deliver the technology offerings.

For the seven months ended December 31, 2019, the Company had Gross profit of $2,347,904 compared to

$976,587 for the twelve months ended May 31, 2019 representing a growth of 140%. The increase is attributable to an increase in sales and improvements in the company’s product mix to higher margin offerings.

For the seven months ended December 31, 2019, the Company had a loss of $5,297,134 or $0.10 per share compared to a loss of $4,667,549 for the twelve months ended May 31, 2019 or $0.11 per share. The changes can be attributed to the above comments.

Working capital increased to $3,333,527 from negative $10,033 period over period from the completion of private placements, warrant exercises, stock option exercise, issuance of convertible debt and cash from revenue growth. In the prior period the operations were that of an early stage company and also included two acquisitions. Total assets for the period also increased for these reasons. The change in non-current liabilities relates to deferred income tax liability.

Adjusted EBITDA for the seven months ended December 31, 2019 was $2,346,530 compared to the twelve months ended May 31, 2019 $3,642,330. The change can be attributed to increased revenue, gross profit and investment into research and development, sales and marketing and general and administrative functions.

Total Assets for the seven months ended December 31, 2019 was $8,636,863 compared to the twelve months ended May 31, 2019 $7,847,463. The increase is attributed to increase in cash and inventory. During the seven months ended December 31, 2019, management decided to impair the licenses as the Company is taking a new direction with the creation of its technology stack in Augmented Reality. As at December 31, 2019, the Company recognized an impairment charge of $2,207,750.

For the Seven months ended December 31, 2019, the Company had total non-current liabilities of $96,956 compared to $193,435 for the twelve months ended May 31, 2019. The changes relate to deferred taxes. Further information can be found on Note 14 of the financial statements.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

NexTech had cash of $2,849,344 and a positive working capital of $3,333,527 at December 31, 2019, compared to cash of $329,678 and negative working capital of $10,033, at May 31, 2019. Working capital increased by $3,343,560 due to cash from financing with proceeds of $4,601,638 from issuances of units, $985,500 in convertible debentures and $267,400 from exercise of options and warrants. These were offset by additional cash for inventory and payables. The Company anticipates further sales of its technology solutions and E-commerce that will generate cash flow in fiscal 2020 and reduce the amount of working capital required to sustain operations. However, depending on how much cash is generated and how aggressively the Company pursues acquisitions, increases its sales and marketing efforts, the company may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 61,645,487 common shares issued and outstanding. The Company also has 4,701,500 share purchase options outstanding at exercise prices ranging from $0.25 to $2.00 per option and expiry dates ranging from September 28, 2021 to February 25, 2023.

SUMMARY OF QUARTERLY RESULTS

	2019	2019	2019	2019	2018	2018	2018
Quarter Ended	Dec. 31(2)	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
Revenue	$2,490,464	1,513,196	$1,405,503	$531,185	$43,133	$22,544	$24,297
Net loss	3,977,907	1,319,227	2,025,416	1,328,326	714,783	599,024	397,415
Net loss per share (basic and diluted)	(0.08)	(0.02)	(0.04)	(0.03)	(0.02)	(0.02)	(0.02)

(2)	four month quarter

The Company has been operating for just under two years and as a result the quarterly results reflect a significant increase in operational activity over the quarters presented. For the quarter ended December 31, 2019, NexTech recorded revenue of $2,490,464. For the quarter ended August 31, 2019 $1,513,196 of the revenue was recorded. The trend is showing that revenues are continuing to grow as the company executes on their strategy and selling technology services and using technology to increase E-commerce sales. Overall operating costs have increased as the company continues to invest in sales and marketing and research and development. The company became listed on the Canadian Securities Exchange on October 31, 2018. Being a publicly listed has additional associated costs that are recorded in general and administrative.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans. In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares. As at the date of this report, the executive team is taking 100% of their compensation in shares. See Note 10 to our consolidated financial statements for information.

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our 2019 annual consolidated financial statements and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

FINANCIAL RISK MANAGEMENT

NexTech’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase the Company’s net income or loss by

$1,978

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the seven months ended December 31, 2019 and the year ended May 31, 2019 had no significant impact on the Company’s financing expense.

Credit Risk

Credit risk is the risk that one party will cause a financial loss for another party by failing to discharge an obligation. The Company’s credit risk is primarily attributable to receivables and committed transactions. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in receivables consist of miscellaneous receivables. Management believes that the credit risk concentration with respect to financial instruments included in receivables is reasonable, and the amounts are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 12 of the consolidated financial statements. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its current obligations and its future business requirements for a minimum of twelve months. Management believes that the Company may have to raise additional capital resources to sustain and grow its operations for the next twelve months.

FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and notes payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments.

Management’s Discussion and Analysis

The Company’s financial instruments are classified as amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities and convertible debentures approximate their fair value because of the short-term nature of these instruments.

RISKS AND UNCERTAINTIES

Financing and Share Price Fluctuation Risks

NexTech has limited financial resources and has no assurance that additional funding will be available to it for further development of its technology-based assets. Further development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity issues, debt financing or revenue from future advertising contracts and ecommerce businesses. Failure to obtain this financing or cash flow could result in delay or indefinite postponement of further development of its advertising projects which could reduce revenue and cash flow.

Securities markets often experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as NexTech, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. As a result, there can be no assurance that the Company will be able to attract additional capital or whether share prices will be strong to enough to make private placements advisable.

Political and Currency Risks

The Company is operating in Canada and the United States (“USA”). The current relationship between the USA and Canada is going through a period of uncertainty regarding cross-border commerce, which could affect operations in the future. Changing political situations may affect the manner the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in US dollars. There are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of project development conducted.

Insured and Uninsured Risks

NexTech is subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.

The Company has obtained insurance to protect against some risks. However, should such liabilities arise from operational risks, they could reduce or eliminate future development of its projects and could result in increased costs that would have to be borne by the Company. Consequently, these potential liabilities could have a material adverse effect on the Company’s results and cause a decline in the value of its securities.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and to the extent that such other companies may participate in ventures in which the Company may participate, some directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Key Personnel Risk

The Company’s success is dependent upon the performance of key personnel working in management and administrative capacities. The loss of the services of any senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified consultants and employees.